SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              PanAmSat Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   697933-10-9
                                   -----------
                                 (CUSIP Number)

                               Patrick J. Costello
                        Northway Management Company, LLC
                                164 Mason Street
                               Greenwich, CT 06830
                                 (203) 618-9062
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 1, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                                               Page 1 of 9 pages

CUSIP NO.  697933-10-9                                         Page 2 of 9 pages


     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Article VII Trust Created Under the Rene Anselmo Revocable Trust Dated June 10, 1994 (the "Article VII Trust")

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                    (b) [_]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                    OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                        7     SOLE VOTING POWER
                                       0
       NUMBER OF
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY                     10,718,588
        OWNED BY
          EACH          9     SOLE DISPOSITIVE POWER
       REPORTING                       0
         PERSON
          WITH         10     SHARED DISPOSITIVE POWER
                                       0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       10,718,588

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                      [_]
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.2%

    14       TYPE OF REPORTING PERSON*
                         OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  697933-10-9                                         Page 3 of 9 pages


     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Mary Anselmo

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                      (b) [_]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED  PURSUANT
             TO ITEMS 2(D) OR 2(E)                                        [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                             7     SOLE VOTING POWER
                                          699,885
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                        10,718,588
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                          11,418,473
         PERSON
          WITH              10     SHARED DISPOSITIVE POWER
                                          0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         11,418,473

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                          [_]
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.7%

    14       TYPE OF REPORTING PERSON*
                          IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  697933-10-9                                         Page 4 of 9 pages


     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Reverge Anselmo

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                     (b) [_]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      OO

     5       CHECK BOX IF DISCLOSURE OF LEGA  PROCEEDINGS  IS REQUIRED  PURSUANT
             TO ITEMS 2(D) OR 2(E)                                       [_]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                             7     SOLE VOTING POWER
                                         0
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                       10,718,588
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                         0
         PERSON
          WITH              10     SHARED DISPOSITIVE POWER
                                         0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               0

    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*
             Excludes  10,718,588 shares  as to which beneficial  ownership  is
             disclaimed.                                                  [X]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.0%

    14       TYPE OF REPORTING PERSON*
                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  697933-10-9                                         Page 5 of 9 pages


     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Lourdes Saralegui

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                      (b) [_]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                          OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS  REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                        [_]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                             7     SOLE VOTING POWER
                                         156,451
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                       10,718,588
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                         156,451
         PERSON
          WITH              10     SHARED DISPOSITIVE POWER
                                         0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        156,451

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 10,718,588 shares as to which beneficial ownership
             is disclaimed.                                                [X]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.1%

    14       TYPE OF REPORTING PERSON*
                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  697933-10-9                                         Page 6 of 9 pages



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Frederick A. Landman

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                       (b) [_]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                         OO

     5       CHECK BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                         [_]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                             7     SOLE VOTING POWER
                                         2,069,238
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                       10,718,588
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                         2,069,238
         PERSON
          WITH              10     SHARED DISPOSITIVE POWER
                                         0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,069,238

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 10,718,588 shares as to which beneficial ownership
             is disclaimed.                                                [X]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.4%

    14       TYPE OF REPORTING PERSON*
                            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note:   Mary  Anselmo,  Reverge  Anselmo,  Frederick  A. Landman and
                    Lourdes Saralegui are joint trustees (the "Joint Trustees") under the Article VII Trust Created Under the Rene Anselmo
                    Revocable Trust dated June 10, 1994, which was created by Rene Anselmo (the former Chairman of the Board and Chief
                    Executive Officer of PanAmSat International Systems, Inc., formerly known as PanAmSat Corporation) and succeeded to all of the stock owned by him on the date of his death. Mary
                    Anselmo has the sole power to require or prohibit the sale of the shares owned by this trust and is the principal beneficiary of these shares. Mary Anselmo claims beneficial ownership of the shares held by the Article VII Trust.
                    Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui disclaim beneficial ownership of the shares held by the
                    Article VII Trust.

ITEM 1.  SECURITY AND ISSUER.

         There has been no change to this Item.

ITEM 2.  IDENTITY AND BACKGROUND

         There has been no change to this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended to include the following:

         Each of the Reporting Persons is a party to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of May 1, 1998 and attached hereto as Exhibit 1, by and among Hughes Communications, Inc., a California corporation ("HCI"), and certain holders of the Company's Common Stock (the "Sellers"), pursuant to which HCI purchased Common Stock from the Reporting Persons at a purchase price of Sixty Dollars ($60.00) per share. The number of shares sold and the aggregate purchase price received therefor by each Reporting Person pursuant to the Stock Purchase Agreement are set forth below:

            Reporting                       Number of
            Person                         Shares Sold            Purchase Price
            ------                         -----------            --------------
            Article VII Trust              2,110,708               $126,642,480
            Mary Anselmo                     137,822                  8,269,320
            Frederick A. Landman             407,445                 24,446,700
            Lourdes Saralegui                 30,774                  1,846,440
            Reverge Anselmo                        0                          0


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to include the following:

         By Letter  dated May 1,  1998,  a copy of which is  attached  hereto as
         Exhibit 2 (the "Diversification Letter"), Reverge Anselmo, on behalf of Mary Anselmo and the Article VII Trust excluding Frederick Landman and Lourdes Saralegui in their individual capacities (collectively, the "Anselmo Family"), advised the Company that the Anselmo Family intends to diversify its portfolio and that the Anselmo Family presently expects that this diversification will include the sale of a substantial part of the shares of Common Stock currently held by the Anselmo Family. The Company has agreed promptly to effect a shelf registration of such shares to assist in such disposition as described in Item 6 below.

         Although Mr. Landman and Ms. Saralegui have not executed this Schedule in their individual capacities, they have indicated their intention to retain a substantial portion of their holdings of the Common Stock.
         However, they may, from time to time, dispose of certain of their shares or acquire additional shares of Common Stock.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of
         Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended to include the following:

         For the information required by Items 5 (a) and (b), see Schedule I attached hereto. For the information required by Item 5 (c), see the description of the Stock Purchase Agreement contained in Item 3. Items 5 (d) and (e) are not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended to include the following:

         For information required by Item 6, see the description of the Diversification Letter contained in Item 4.

         Each of Mary Anselmo, individually, and the Joint Trustees, as trustees of the Article VII Trust is a party to an Agreement (the "Shelf Registration Agreement"), dated as of May 1, 1998 and attached hereto as Exhibit 3, with the Company and certain other holders of the Company's Common Stock identified therein pursuant to which the Company has agreed to promptly register under and in accordance with the provisions of Rule 415 promulgated under the Securities Act of 1933, as amended, all of the shares of Common Stock held by Mary Anselmo, the
         Article VII Trust and such other holders of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to include the following exhibits:

         Exhibit
         Number       Description
         ------       -----------

              6. Stock Purchase Agreement, dated as of May 1, 1998, by and among Hughes Communications, Inc. and certain holders of the Company's Common Stock.

              7. Letter dated May 1, 1998 from Reverge Anselmo to the Company on behalf of Mary Anselmo, the Article VII Trust and certain other holders of Common Stock.

              8. Agreement, dated as of May 1, 1998, by and among PanAmSat Corporation and certain holders of the Company's Common Stock.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 1998

                                           Name: /s/ Mary Anselmo
                                                 -----------------------------
                                                 MARY ANSELMO, individually  and
                                                 as a  trustee  of  the  Article
                                                 VII  Trust created by the RENE
                                                 ANSELMO REVOCABLE TRUST   DATED
                                                 JUNE 10, 1994.


                                           Name:  /s/ Reverge Anselmo
                                                  ----------------------------
                                                  REVERGE  ANSELMO, as a trustee
                                                  of   the  Article   VII  Trust
                                                  created by the  RENE   ANSELMO
                                                  REVOCABLE TRUST DATED JUNE 10,
                                                  1994.


                                           Name:  /s/ Frederick A. Landman
                                                  ----------------------------
                                                  FREDERICK  A.  LANDMAN,  as  a
                                                  trustee   of  the Article  VII
                                                  Trust  created   by   the RENE
                                                  ANSELMO REVOCABLE TRUST  DATED
                                                  JUNE 10, 1994.


                                           Name:   /s/ Lourdes Saralegui
                                                   ---------------------------
                                                   LOURDES  SARALEGUI,  as   a
                                                   trustee  of  the  Article VII
                                                   Trust  created  by  the  RENE
                                                   ANSELMO REVOCABLE TRUST DATED
                                                   JUNE 19, 1994.

                                   SCHEDULE I

=============================================================================================================
                                                            Power to Vote or Direct
                                                                      Vote               Power to Dispose
-------------------------------------------------------------------------------------------------------------
                                 Amount of     Percentage
                                   Common      Ownership
       Name and Address            Stock       of Common       Sole        Shared         Sole       Shared
                                Beneficially     Stock
                                   Owned
-------------------------------------------------------------------------------------------------------------
Article VII Trust(1)(2)           10,718,588      7.2%          0       10,718,588          0           0

-------------------------------------------------------------------------------------------------------------
Mary Anselmo(1)(2)(3)             11,418,473      7.7%         699,885  10,718,588       11,418,473     0

-------------------------------------------------------------------------------------------------------------
Reverge Anselmo(1)(2)(3)             0            0.0%          0       10,718,588          0           0

-------------------------------------------------------------------------------------------------------------
Lourdes Saralegui(1)(2)(3)           156,451      0.1%         156,451  10,718,588          156,451     0

-------------------------------------------------------------------------------------------------------------
Frederick A. Landman(1)(2)(3)      2,069,238      1.4%       2,069,238  10,718,588        2,069,238     0

-------------------------------------------------------------------------------------------------------------



1. The address for such person is c/o Northway Management Company, LLC, 164 Mason Street Greenwich, CT 06830.

2. Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui are joint trustees (the "Joint Trustees") under the Article VII Trust Created Under the Rene Anselmo Revocable Trust dated June 10, 1994, which was created by Rene Anselmo (the former Chairman of the Board and Chief Executive Officer of PanAmSat International Systems, Inc., formerly known as PanAmSat Corporation) and succeeded to all of the stock owned by him on the date of his death. Mary Anselmo has the sole power to require or prohibit the sale of the shares of Company Common Stock owned by this trust and is the principal beneficiary of the trust. The shares of Company Common Stock shown to be owned by Mary Anselmo include 10,718,588 shares of Company Common Stock held by the Article VII Trust for which Mary Anselmo claims beneficial ownership. The shares of Company Common Stock shown to be owned by Reverge Anselmo, Lourdes Saralegui and Frederick A. Landman exclude the 10,718,588 shares of Company Common Stock held by the Article VII Trust for which Reverge Anselmo, Lourdes Saralegui and Frederick A. Landman each disclaim beneficial ownership.

3. The percentage ownership of Company Common Stock for Mary Anselmo includes the shares of Company Common Stock held by the Article VII Trust for which she claims beneficial ownership. The percentage ownership of Company Common Stock for Reverge Anselmo, Lourdes Saralegui and Frederick A. Landman exclude the shares of Company Common Stock held by the Article VII Trust for which they each disclaim beneficial ownership.